Eurand N.V Olympic Plaza Fred. Roeskestraat 123 1076 EE Amsterdam The Netherlands Phone: +31 20 673 2744 Commercial Register No. 33286876 VAT No. NL74.07.294.B.01
October 14, 2009
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attention: Jeffrey Riedler
                 Mail Stop 4720

Re:	Eurand Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form F-3 Filed October 9, 2009 File No. 333-162183
Dear Mr. Riedler:
     This letter is submitted on behalf of Eurand N.V. (“Eurand” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated October 13, 2009 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).
     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Securities and Exchange Commission
October 14, 2009

Form F-3
Selling Shareholders, page 41
1.	We note your response states that Warburg, Pincus Equity Partners, L.P, and Warburg, Pincus Ventures International, L.P. are affiliated with a broker-dealer. As such, for each of these entities, the prospectus must state that:
•	the selling security holder purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
              Response:
              The Company acknowledges the Staff’s comment and has revised its disclosure in the “Selling Shareholders” section of Amendment No. 2 to clarify that each of Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures International, L.P. had acquired the securities in the ordinary course of their respective businesses and, at the time of acquisition of such securities, had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
* * *

Securities and Exchange Commission
October 14, 2009

     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated . authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (267) 759-9322.
Sincerely,
/s/ Manya Deehr
Manya Deehr
Chief Legal Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP Fax: (609) 919-6701